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SEC FILE NUMBER
8-26943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bruce A. Lefavi Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2323 S Foothill Drive, Ste 100
(No. and Street)

Salt Lake City	UT	84109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart B. Enterline	801-486-9000	senterline@lefavi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 W 2300 S	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Stuart B. Enterline, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER YURTH
Notary Public State of Utah
My Commission Expires on
November 21, 2027
Comm. Number: 734221

Signature: Stuart

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2023

BRUCE A. LEFAVI SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2023

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruce A. LeFavi Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bruce A. LeFavi Securities, Inc. as of December 31, 2023, the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bruce A. LeFavi Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bruce A. LeFavi Securities, Inc.'s management. Our responsibility is to express an opinion on Bruce A. LeFavi Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bruce A. LeFavi Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1, Schedule 2, and Schedule 3 has been subjected to audit procedures performed in conjunction with the audit of Bruce A. LeFavi Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bruce A. LeFavi Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information included in Schedule 1, Schedule 2, and Schedule 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 21, 2024

We have served as Bruce A. LeFavi Securities, Inc.'s auditor since 2019.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS		
Cash	$	163,566
Prepaid expenses		11,652
Deposits with clearing organizations		15,115
Total assets	$	190,333
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	1,865
Related party payable		13,260
Total liabilities		15,125
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,016,208
Accumulated deficit		(1,846,000)
Total stockholder's equity		175,208
Total liabilities and stockholder's equity	$	190,333

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
Year Ended December 31, 2023

Revenue:		
Annuities trailing commissions	$	58,790
INTL FC Stone commissions		2,068
Other income		220
Total revenue		61,078
Expenses:		
Employee compensation and benefits		30,925
General and administrative expenses		58,330
Regulatory and clearing fees		23,426
Occupancy		961
Total expenses		113,642
Net loss	$	(52,564)

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2023

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2022	5,000	$ 5,000	$ 2,016,208	$ (1,793,436)	$ 227,772
Contributions	-	-	-	-	-
Net loss	-	-	-	(52,564)	(52,564)
Balance at December 31, 2023	5,000	$ 5,000	$ 2,016,208	$ (1,846,000)	$ 175,208

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
Years Ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(52,564)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in:		
Commissions receivable		1,950
Prepaid expenses		(1,652)
Increase (decrease) in:		
Accounts payable, accrued liabilities, and related party payable		2,458
Net cash used in operating activities		(49,808)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(49,808)
Cash, beginning of year		213,374
Cash, end of year	$	163,566

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Other Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable are amounts due from mutual funds and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience combined with current information from mutual funds and various other investment companies.

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are accounted for as contracts with customers. The recognition of the revenue generated by these contracts are reported using the five step method of (1) identifying the contract(s) with a customer, (2) identifying the performance obligations in the contract, (3) determining the contract transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing the revenue when the Company fulfills the performance obligation, which can occur in stages or at a single point in time.

Revenue from alternative investments:
The contract is established when a commissionable alternative investment contract is completed and signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company offering the alternative investment. The transaction price is determined by the registered representative and the issuing company and consists of an upfront commission. The transaction price is related to the purchase of a single product therefore the revenue on the upfront commission is recognized as an accounts receivable as soon as the approved contract is submitted to the company offering the investment. At this point there is a signed contract that has been submitted and the Company is reasonably certain to receive the revenue.

Revenue from annuity products:
The contract is established when a commissionable annuity contract is completed and signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company writing the annuity. The transaction price is determined by the registered representative and the issuing company and is usually a combination of an upfront commission and a trailing commission over the life of the annuity. The transaction price is related to the purchase of a single product. If the product has a two-piece revenue stream, an upfront commission and a trailing commission, then the revenue is recorded separately. The revenue on the upfront commission is recognized as an accounts receivable as soon as the approved contract is submitted to the company issuing the annuity. At this point there is a signed contract that has been submitted and the Company is reasonably certain to receive the revenue. The revenue on the trailing commission is recognized as it is received. The payments vary based on the investment and the carrying firm. The payments

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

can be distributed on a monthly, quarterly and/or annual basis and some are even held until a certain dollar amount has been reached, triggering the payout. These are usually minimal amounts and are based on the amount of the annuity as of a certain date. These can vary considerably based on distributions and market fluctuations.

Revenue from mutual fund investments:
The contract is established when a mutual fund account is set up outside of our clearing firm INTL FC Stone. The new account form is signed by the client and approved by the principal after meeting all internal compliance and suitability guidelines. The performance obligation is met when the funds are transferred to the company issuing the mutual fund account. The transaction price is a percentage of the amount invested determined by the fund company as well as a 12B-1 fee paid as a percentage of the balance on a quarterly basis. The transaction price is related to the purchase of a single product. However, because the product has a two-piece revenue stream, an upfront commission and a 12B-1 fee, the revenue is recorded separately.

Revenue from customer accounts held at INTL FC Stone:
The contract is established when an account is set up with our clearing firm INTL FC Stone. The new account form is completed by the client and approved by the principal. The performance obligation is met when the funds are transferred to the INTL FC Stone account. The transaction price is determined by the advisor and the clearing firm. Any commissions charged are used to offset the clearing fee charged to buy or sell a particular investment held in the account. The transaction price is related to the purchase of a single fund within the INTL FC Stone account. Some of the funds have a two-piece revenue stream, an upfront commission to cover the clearing cost and a 12B-1 fee, these two types of revenue are recorded separately in the financial statements. The Company receives a monthly report on the revenue and fees charged by the clearing firm INTL FC Stone. This revenue is recorded on the last day of the month based on this report and is paid out around the 11th of the following month.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company, with the consent of the stockholders, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholders report the entire corporate taxable income on their individual tax returns.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2020.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Clearing Organization Transactions

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times and will receive monthly interest income on this amount.

Note 3 – Related Party Transactions

The Company is obligated to reimburse Lefavi Wealth Management, Inc. for a portion of the monthly leasing expense for its operating space and office equipment. These leases are between Lefavi Wealth Management, Inc. and other entities owned by a stockholder. During the year ended December 31, 2023, the Company paid occupancy and equipment expense to this related party of $3,054.

Note 3 – Related Party Transactions (continued)

The Company has an expense sharing agreement with Lefavi Wealth Management, Inc., a company with common ownership. The two companies occupy the same office space and share employees and other operating costs. Under the terms of the agreement, Lefavi Wealth Management, Inc. is reimbursed by Bruce A. Lefavi Securities, Inc. each month for its share of expenses. During the year ended December 31, 2023, $14,353 in expenses were reimbursed based on a proportional usage allocation. As of December 31, 2023, the balance of the reimbursement was a related party payable of $13,260 due to Lefavi Wealth Management Inc. from the Company.

Note 4 – Supplemental Cash Flow Information

During the year ended December 31, 2023, the Company paid no interest.

Note 5 – Commitments and Contingencies

The Company has no knowledge of any violations or any suspected violations of any laws or regulations that would result in a future commitment or create a basis for accruing or disclosing a loss contingency in the financial statements under GAAP during the year ended December 31, 2023.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $163,558, which was $158,558 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0925 to 1.

Note 7 – Liquidity

During the year ended December 31, 2023, the Company received no additional contributions to meet its liquidity and operating needs. The Company expects that contributions will be required to meet operating needs and management believes the owner has sufficient resources to make those contributions.

Note 8 – Subsequent Events

The Company evaluated its December 31, 2023 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

.

Net Capital:		
Total ownership equity	$	175,208
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		175,208
Additions for allowable subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		175,208
Deductions for non-allowable assets		(11,652)
Net capital before haircuts on securities positions		163,556
Haircuts on securities		-
Net capital	$	163,556
Aggregate indebtedness:		
Total liabilities from Statement of Financial Condition	$	15,125
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	158,556
Excess net capital at 10% of aggregate indebtedness or 120% of net capital requirement	$	209,755
Ratio of aggregate indebtedness to net capital		0.0925 to 1

There were no material differences between the preceeding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2023.

BRUCE A. LEFAVI SECURITIES, INC.
SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

For paragraph k(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

BRUCE A. LEFAVI SECURITIES, INC.
SCHEDULE 3 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

Per paragraph k(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control of requirements pursuant to the rule.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruce A. LeFavi Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bruce A. LeFavi Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Bruce A. LeFavi Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Bruce A. LeFavi Securities, Inc. stated that Bruce A. LeFavi Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. . In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bruce A. LeFavi Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bruce A. LeFavi Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 21, 2024

EST^D 1980

LEFAVI
WEALTH MANAGEMENT

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2023

Bruce A Lefavi Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

And

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2023 without exception.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2023, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.

In order to avail itself of this option, the Company represents that it does not hold, and has held not during the reporting period, customer funds or securities, and that its business activities are, and will remain, limited to subscription way business.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Stuart

Stuart Enterline
Chief Executive Officer
Bruce A Lefavi Securities, Inc.
February 8, 2024

T 801.486.9000
F 801.486.9058
SERVICE@LEFAVI.COM
2323 FOOTHILL DRIVE SUITE 100
SALT LAKE CITY, UTAH 84109
LEFAVI.COM